AMERICANN, INC.
                          3200 Brighton Blvd., Unit 144
                                Denver, CO 80216
                                 (303) 862-9000

                               September 15, 2017


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   AmeriCann, Inc.
            Registration Statement on Form S-1
            File No. 333-216397


        The Company requests that the above-captioned registration statement be withdrawn. The reason for this request is that the shares of common stock owned by the selling shareholders at the time the registration statement was filed can now be sold pursuant to Rule 144 of the Commission.

        No securities were sold by means of this registration statement.

                                        Very Truly Yours,

                                        AMERICANN, INC.


                                        By /s/ Timohty Keogh

                                           Timothy Keogh
                                           Chief Executive Officer